SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant's name into English)

2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

Signatures

Press Release dated January 8, 2007

Press Release dated January 15, 2007

Press Release dated January 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: February 6, 2007   By: /s/ John Greenslade

                                         John Greenslade
                                         President

January 8, 2007   TSX Venture Exchange: BAJ

PRESS RELEASE

**EL BOLEO DEFINITIVE FEASIBILITY SCHEDULE AND CONSTRUCTION
FINANCING PLANS**

Baja Mining Corp. (the "Company") advises that with the approval of its Environmental Impact Manifest on December 8, 2006 by Mexican Environmental authorities and completion of the in-fill drill program for resource definition for the Definitive Feasibility Study ("DFS") it is now in a position to fast-track project development to achieve production in early 2009.

The Company has elected to proceed with construction financing and off-take arrangements prior to issuance of the Definitive Feasibility Study. An updated Preliminary Economic Assessment ("PEA") is expected to be published by late January 2007, which document will be utilized to support an Offering Document to be issued (on behalf of the Company) by Endeavour Financial International Limited to solicit firm commitments for primary (first mortgage) bank construction financing; with the draw down of funds being subject to delivery of the DFS (and there being no adverse material change between the PEA and the DFS) and registration of appropriate security documents. In addition the Company has commenced discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize or possibly eliminate any equity financing requirement.

In order to achieve these objectives the Company provides the following status report on the timing of issuance of the Definitive Feasibility Study ("DFS") on its El Boleo project and the Company's current plans in regard to project financing:

First Quarter 2007	*Target Date*
In-fill drill Program Completed	*Completed*
Interim Resource Model Completed	*Early January 2007*
Interim 20 year Mine Plan	*Mid-January 2007*
Updated Preliminary Economic Assessment Issued	*Late January 2007*
Offering Document for Primary Bank Debt	*Early February 2007*
Final(DFS) Resource Model Completed	*Early March 2007*
Primary Bank Debt Commitment	*March 2007*
Off-take arrangements –Commitment	*March 2007*
Subordinate Bank Debt Commitment	*March 2007*
Final (DFS) 20 year Mine Plan Completed	*Late March 2007*
DFS Completed	*Late March 2007*

Second Quarter 2007	*Target Date*
Long Delivery Equipment Ordered	*April 2007*

Construction Financing Final Commitments   *May 2007*
Site Preparation Commenced   *June 2007*
Draw-down of Construction Financing   *June 2007*

In-Fill Drilling Program

In connection with construction financing of the project, the Company plans to present an economic model (utilizing relatively conservative metal prices) that uses the discounted net present value approach in valuing the project. In accordance with National Instrument 43-101, "Standards for Disclosure of Mineral Projects", the use of "Inferred" mineral resources is not permitted in an economic evaluation, other than a Preliminary Economic Assessment.   The completion of the DFS is dependent on the final resource model (based upon all the in-fill drill program results) converting "Inferred" resources to "Measured" and "Indicated" resource status and the subsequent completion of a final (for DFS purposes) 20 year mine plan.   Prior to the commencement of the in-fill drill program approximately 90,000 metres of drilling had been undertaken on the Boleo Project. An additional 36,000 metres (of a total approximately 38,865 metre drill program) of in-fill drill program (for resource definition) is now completed. To date only the results from the first 20,000 metres of the in-fill drill program have been incorporated into an updated geological model by the Company's independent geological consultants. Based upon this updated model, the Company's mining consultants, Australian Mine Design and Development Corp. (in regard to open pit mining) and Agapito Associates Inc. (in regard to underground mining), are generating an interim mine plan for the initial 20 years of mine production. Based upon the drilling completed to September 30, 2006, it is expected that this interim mine plan will incorporate "Inferred Resources" with the expectation that the completed in-fill drill program will result in a final mine plan being advanced utilizing only "Measured and Indicated" resources.

The in-fill drill program is now complete and final samples are being submitted for assaying (results expected mid-January 2007). An independent geological consultant, from Hellman & Schofield Pty Ltd of Sydney, Australia, is scheduled to arrive on site on January 23, 2007 to commence integration of all drill results into the final geological model for the DFS. Assuming no further drilling is required to enhance "Inferred" resources to Measured or Indicated status the Company expects to deliver the 20 year mine plan (the final step in completing the DFS) in the first quarter of 2007.

Preliminary Economic Assessment and Project Financing

Based upon the next updated resource model, incorporating the first 20,000 metres of in-fill drilling, the Company plans to prepare a new Preliminary Economic Assessment ("PEA"), which is expected to be used in exploring financing for the project. The Company has retained Endeavour Financial International Limited as its financial advisor to solicit offers for primary debt financing (first mortgage security) for construction of the Boleo project. We anticipate that primary debt financing will provide for up to 75% of the capital cost of the project, as well as a potential cost overrun facility.

Due diligence by potential lenders, including visits to the project site, is expected to commence this month. The Company retained an independent engineering firm (to act as advisors to prospective lenders) in early 2006 in order to facilitate prospective lenders due diligence by observing the test mine and phase 2 pilot plant.

Subordinate Debt Financing – Metal Off-take Arrangements

The Company anticipates that primary lenders in determining the percentage of construction capital (up to an anticipated maximum of 75%) that they may be prepared to advance will be guided by several economic ratios (determined as of the date of commencement of production), including (i) the net present value of the cash flow from proven and probable reserves in relation to the amount of money borrowed, and (ii) the ratio of net cash flow available to pay principal and interest on such debt in any year to the amount of principal and interest on bank debt to be paid in such year.

If the Company is able to demonstrate that the project economics (at metal prices acceptable to such lenders) exceed the agreed ratios it expects to secure subordinate debt (ie second mortgage) to cover all or a portion of the balance of construction financing. To this end, the Company has embarked on discussions with third parties to possibly secure subordinate debt financing, which financing may be linked to off-take arrangements for the marketing of copper, cobalt, zinc and manganese products.

The Company is endeavoring to negotiate and have construction financing available for drawdown early to mid 2007 to allow construction to proceed in an orderly manner to allow commissioning of the project in early 2009.

Note all discussions for both primary and subordinate debt financing are at a preliminary stage and there is no guarantee any such financing will be available on acceptable terms, if at all.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

PRESS RELEASE

FORM 20F REGISTRATION STATEMENT CLEARED

Baja Mining Corp. (the "Company") has been advised by the United States Securities and Exchange Commission ("SEC") that it has cleared all comments related to the   Registration Statement filed by the Company on Form 20-F. The Registration Statement may be reviewed in its entirety under the Company's profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company's common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company's common shares are not currently listed for trading on any exchange in the United States and are currently only listed on the TSX Venture Exchange and the Frankfurt Stock Exchange (Germany).

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PRESS RELEASE

BAJA MINING ESTABLISHES TRUST FUND FOR CONSERVATION AT BOLEO PROPERTY

Baja Mining Corp. (the "Company") is pleased to advise that it has reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company's El Boleo property is located within the "Buffer Zone" of such Biosphere. The compensation fund will commence with a payment of US$100,000 on January 31, 2007 and the issuance of three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.   The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The establishment of an environmental compensation agreement was a condition under which the Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – "SEMARNAT") approved the Environmental Impact Manifest for the Company's El Boleo copper-cobalt-zinc-manganese Project. The Agreement was executed with CONANP, Minera y Metalurgica del Boleo, S.A de C.V. (the Company's wholly owned Mexican subsidiary), and ECOBANCA, Association Civil (a Mexican non-profit organization). Under such agreement, the parties have agreed to create a "Technical Subcommittee", to manage the resources committed under the agreement and to establish and supervise a work program within the El Vizcaino Biosphere. Baja Mining, or its subsidiary, will have a representative on the Technical Subcommittee.


ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT


For further information please contact John Greenslade, President, at (604) 685-2323

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.